811 Crêpes

We elevate **daily experiences** for college and young professional aged adults who need a place to **study or party with friends.** The knowledge of our leadership team and cooking and brewing staff, the needs of our patrons, and the **gaps of cuisine and entertainment** in our community **enable and inspire us** to serve our constituents. Our uniquely inspired model combines **serving french-style crepes, smoothies, and coffee beverages in the morning** with a **late night dessert crepe destination** that **plays dance music** and provides **traditional college party games** to patrons with a **tech-oriented approach.** Our impact is shown through **patrons performing better on exams**, noticing **greater work productivity**, and experiencing **more memorable and enjoyable nights with friends.** Our purpose is to make an impact on the lives of our patrons **through food and an incredible environment.**

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Problem and Opportunity

Problem – From a Customer Perspective

"There's **nowhere for me to get a crepe** in Birmingham"

"I'm **craving dessert after drinking** all night but there's **no dessert shops open** after I finish my night at the bars"

"I'm **hungry but want to keep partying**"

"I **hate getting up from my study session** (especially when I am in "The Zone") to get another coffee or something to eat. It's **so disruptive**!"

1. **Zero**
   a. Crepe-focused venues in Birmingham, AL
      i. None serving crepes past 6:00 pm
   b. Venues with traditional college games
      i. Pong, Beer Die, etc.
   c. Coffee shop/late night destination combinations

2. **One**
   a. late-night dessert shop Birmingham
      i. Insomnia Cookies

3. **Three**
   a. Venues in downtown BHM serving food past 2:00 am on weekends
      i. Cookout, Waffle House, & Marty's

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Problems Create Opportunities

Data Opportunities

Local

- **4,000+ UAB** students living within **one mile**
- **3,500+ young adults** living in seven apartment complexes housing in **0.25 mile radius**
- **8,000-12,000 Barons baseball fans** attending games from **May – September**
- **Only 16 coffee shops** in downtown BHM (3 of which are Starbucks, 9 total other coffee shop companies)

National

- 20,000 creperies in the US
- 72221B industry 1.9% projected growth 2021-2026 (currently $45.7B revenue)
- Retail is becoming more about the **experience** rather than the product being sold

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Idea – 811 Crepes

Not reinventing the wheel, just the next iteration

1. Serve crepes and coffee in the morning to people looking for a cool study spot

1. Create a late-night party destination with crepes, music, and college games

1. Utilize technology to elevate the customer experience and prepare for future trends

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Market Summary

Competition

Them

- Coffee/crepe shops - limited crepe variations available until 6pm
- Late-night food – Focus on serving savory meals (i.e. limited desserts)
- Limited late-night party venues that also serve food

Us

- Customizable crepes available from 6am-4am on weekends, 6am-12am weekdays
- Equal offering of sweet and savory offerings from open to close
- Provide an environment for studying in the morning and party destination at night

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Financial Plan

Quickly Profitable yet Sustainable Growth

- $50,000-$75,000 startup costs
- Small costs and high profit margins produce great results
  - **$150,797 net profit & 24.01% profit margin in Y1**
  - **$366,873 net profit & 30.10% profit margin in Y5**
- Crepes account for 72.4% of sales
  - Coffee 12.1%
  - Smoothies 10.6%
  - Non-Alcoholic Bottled Beverages 4.9%

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$50,000 to $75,000

Needed for:

- Initial lease payments and deposits
- Working capital
- FF&E (Furniture, etc.)
- Security Deposit
- Insurance
- Kitchen Equipment
- Miscellaneous and Unforeseen Costs

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Risks and Rewards

Risks

- Signature Guarantee
  - ○ $108,000 for $28/sq ft for three year lease
- Loss of $50-75k investment

Rewards

- Potential 1585% increase in value in five years
  - ○ $250,000 current valuation
  - ○ 10.8x EBITDA Multiple



Team

- Jibran "Brian" Ijlal Akhtar
  - Founder and CEO of 811 CREPES LLC amongst other companies
  - Months of experience in serving crepes and **entertaining guests through food and parties**
  - Graduated from UAB in Entrepreneurship
    - Received Outstanding ENT Senior Award
  - **Data-oriented mindset**
  - **Hyper focused and highly driven**

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